

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


10015990

25 June 2010


RECEIVED
JUL 12 2010
PROCESSING
SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per [signature]

Andrew M Knox
Public Officer

Enc.

JLW 7/14




SEC MAIL
JUL 12 2010
RECEIVED
PROCESSING
SECTION

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Energy Sells Interest in PRL8 in PNG for $5.14M

Cue Energy Resources Limited (ASX:CUE) is pleased to announce the sale of its interest in PRL8 in Papua New Guinea for US$5.14M in cash. The buyer, a major international oil and gas company, wishes to remain unnamed until joint venture pre-emption processes are concluded.

The transaction will be effected by selling 100% of the shares in Cue's wholly-owned subsidiary, Omati Oil Pty Limited. The primary asset held by the subsidiary is a 10.72% interest in PRL8, which contains the Kimu gas field.

Completion of the sale is anticipated in late July / early August 2010.

Cue will continue to hold its interests in PNG in the SE Gobe producing oil field, in PPL 190 which contains the Cobra, Bilip and Iehi discoveries and in the Barikewa gas field. Cue expects that the Barikewa -3 well will be drilled in the second quarter 2011 to appraise the field for potential inclusion into PNG LNG projects. The Barikewa field has the potential to contain around 1.5 trillion cubic feet of recoverable gas (map attached).

Participants in PRL8 are:

- Omati Oil Pty Ltd *(Cue subsidiary)* — 10.72%
- Oil Search (PNG) Limited *(Operator)* — 60.71%
- Mosaic Oil Niugini Limited — 28.57%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

25 June 2010

Papua New Guinea






P'nyang
Hides
Mt Hagen
Goroka
Juha
Moran
Agogo
Kutubu
Gobe
PDL3
SE Gobe
PPL190
PRL8
Kimu
Barikewa
PRL9
Elk/ Antelope
Kerema
Kumul Oil terminal
PNG LNG
0
100 km
Port Moresby

Legend

- Cue Licence
- Oil Fields
- Gas Fields
- Proposed Gas Pipeline
- Oil Pipeline